FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





NOTIFICATION OF MAJOR INTERESTS IN SHARES

Section 198 - Companies Act 1985

The Company was notified on 29 August 2006 that Barclays PLC had a notifiable interest, as at 23 August 2006, in 420,891,667 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 3.65% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.

N S Black
Assistant Secretary
HSBC Holdings plc



Letter to HSBC Holdings plc from Geoff Smith, Manager, Barclays Compliance, Barclays PLC

"Dear Sir

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 23 August 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.65%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,524,059,418 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully

Geoff Smith

Enc."



                               LEGAL ENTITY REPORT

HSBC HLDGS                                                       SEDOL : 0540528

As at 23 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 420,891,667 ORD USD0.50(UK REG) representing 3.65% of the issued share capital of 11,524,059,418 units

Legal Entity                                                             Holding      Percentage
                                                                                           Held

Barclays Global Investors Japan Trust & Banking                       12,903,337          0.1120
Barclays Global Investors Ltd                                        121,040,100          1.0503
Barclays Bank Trust Company Ltd                                          240,387          0.0021
Barclays Global Investors, N.A.                                      117,844,209          1.0226
Barclays Global Fund Advisors                                         37,080,000          0.3218
Barclays Global Investors Canada Ltd                                     804,017          0.0070
Barclays Life Assurance Co Ltd                                        18,908,505          0.1641
Barclays Private Bank Ltd                                              2,216,927          0.0192
Gerrard Ltd                                                           16,734,388          0.1452
Barclays Global Investors Australia Ltd                                3,941,518          0.0342
Barclays Private Bank and Trust Ltd                                       10,600          0.0001
Barclays Private Bank and Trust Ltd                                       12,891          0.0001
Barclays Private Bank and Trust Ltd                                       14,379          0.0001
Barclays Capital Securities Ltd                                       70,314,840          0.6102
Barclays Global Investors Japan Ltd                                    4,400,480          0.0382
Barclays Capital Inc                                                  13,871,633          0.1204
Barclays Private Bank and Trust Ltd                                      553,456          0.0048

Group Holding                                                        420,891,667          3.6524





                            REGISTERED HOLDERS REPORT

HSBC HLDGS                                                              SEDOL: 0540528

As at 23 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 420,891,667 ORD USD0.50(UK REG) representing 3.65% of the issued share capital of 11,524,059,418 units.

Registered Holder                                                   Account             Holding
                                                                Designation

BANK OF IRELAND                                                      426353             217,406
BANK OF IRELAND                                                      426360             121,008
BANK OF NEW YORK                                                                        804,003
Barclays Bank PLC (Singapore)                                                            12,891
BARCLAYS CAPITAL NOMINEES LIMITED                                                     9,568,422
BARCLAYS CAPITAL NOMINEES LIMITED                                                    59,476,808
BARCLAYS CAPITAL NOMINEES LIMITED                                                    13,534,483
Barclays Capital Securities Ltd.                                                      1,269,610
Barclays Capital Securities Ltd.                                                        337,150
Barclays Global Investors Canada                                                        804,017
Barclays Trust Co & Others                                                               19,510
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                                        2,948
Barclays Trust Co DMC69     C 000000000000000000                                         32,400
Barclays Trust Co E99         C 000000000000000000                                        4,245
Barclays Trust Co R69         C 000000000000000000                                      181,284
BNP PARIBAS                                                                             463,068
CHASE NOMINEES LTD                                                    16376           5,583,093
CHASE NOMINEES LTD                                                    20947          40,394,033
CHASE NOMINEES LTD                                                    28270           3,763,808
CHASE NOMINEES LTD                                                    28270             685,144
CIBC MELLON GLOBAL SECURITIES                                                           353,616
Clydesdale Nominees    HGB0125                                      3025101               5,600
Clydesdale Nominees    HGB0125                                     32349601               6,207
Clydesdale Nominees    HGB0125                                     32449201              16,545
Clydesdale Nominees    HGB0125                                     52051801              11,719
Clydesdale Nominees    HGB0125                                     59396501               2,187
Clydesdale Nominees    HGB0125                                     59419801                 941
Clydesdale Nominees    HGB0125                                     59441401              11,551
Clydesdale Nominees    HGB0125                                     59553401               3,845
Clydesdale Nominees    HGB0125                                     59571201               1,646
Clydesdale Nominees    HGB0125                                     59710301               1,573
Clydesdale Nominees    HGB0125                                     59732401               5,246
Clydesdale Nominees    HGB0125                                     59737501               5,081
Clydesdale Nominees    HGB0125                                     59738301               6,662
Clydesdale Nominees    HGB0125                                     59744801               3,246
Clydesdale Nominees    HGB0125                                     60741901               3,000
Clydesdale Nominees    HGB0125                                     63919101               2,430
Clydesdale Nominees    HGB0125                                     63921301               1,725
Clydesdale Nominees    HGB0125                                     64544201               4,709
Clydesdale Nominees    HGB0125                                     65136101               1,772
Clydesdale Nominees    HGB0125                                     66860401               1,428
Clydesdale Nominees    HGB0125                                     67940101              24,471
Clydesdale Nominees    HGB0125                                     68640801               8,200
Clydesdale Nominees    HGB0125                                     69108801               2,795
Clydesdale Nominees    HGB0125                                     69238601               6,099
Clydesdale Nominees    HGB0125                                     69296301               9,300
Clydesdale Nominees    HGB0125                                     69326901               7,000
Clydesdale Nominees    HGB0125                                     69340401               3,000
Clydesdale Nominees    HGB0125                                     69390001               3,191
Clydesdale Nominees    HGB0125                                     69447801              57,635
Clydesdale Nominees    HGB0125                                     69451601               2,910
Clydesdale Nominees    HGB0125                                     69720501               2,000
Clydesdale Nominees    HGB0125                                     69721301               2,700
Clydesdale Nominees    HGB0125                                     69732901              16,517
Clydesdale Nominees    HGB0125                                     69738801               1,341
Clydesdale Nominees    HGB0125                                     69751501               3,048
Clydesdale Nominees    HGB0125                                     69771001              58,410
Clydesdale Nominees    HGB0125                                     69772801              58,410
Clydesdale Nominees    HGB0125                                     69829501               2,867
Clydesdale Nominees    HGB0125                                     69830901              10,500
Clydesdale Nominees    HGB0125                                     70295001               1,804
Clydesdale Nominees    HGB0125                                     70314001               1,659
Clydesdale Nominees    HGB0125                                     70331001               2,075
Clydesdale Nominees    HGB0125                                     70335301               3,370
Clydesdale Nominees    HGB0125                                     70339601               2,290
Clydesdale Nominees    HGB0125                                     70387601               1,631
Clydesdale Nominees    HGB0125                                     70388401               2,400
Clydesdale Nominees    HGB0125                                     70391401               1,427
Clydesdale Nominees    HGB0125                                     80750701              10,509
Clydesdale Nominees    HGB0125                                     80766301               2,145
Clydesdale Nominees    HGB0125                                     83011801               2,587
Clydesdale Nominees    HGB0125                                     86680501               2,432
Clydesdale Nominees    HGB0125                                     88608301               1,946
Clydesdale Nominees    HGB0125                                    100146401                 500
Clydesdale Nominees    HGB0125                                    120010601              11,665
Clydesdale Nominees    HGB0125                                    120142001              16,389
Clydesdale Nominees    HGB0125                                    120172201               4,543
Clydesdale Nominees    HGB0125                                    300000001               2,195
Clydesdale Nominees    HGB0125                                    310007101               4,422
Clydesdale Nominees    HGB0125                                    310042001               2,720
Clydesdale Nominees    HGB0125                                    310092601               6,333
Clydesdale Nominees    HGB0125                                    310128001               2,987
Clydesdale Nominees    HGB0125                                    310186801               1,901
Clydesdale Nominees    HGB0125                                    310205801               1,564
Clydesdale Nominees    HGB0125                                    310231701               1,776
Clydesdale Nominees    HGB0125                                    310246501              23,859
Clydesdale Nominees    HGB0125                                    310254601               3,724
Clydesdale Nominees    HGB0125                                    310255401              20,741
Clydesdale Nominees    HGB0125                                    310266001               1,258
Clydesdale Nominees    HGB0125                                    310311901               2,308
Clydesdale Nominees    HGB0125                                    310589801               1,300
Clydesdale Nominees    HGB0125                                    310590101               1,158
Clydesdale Nominees    HGB0125                                    310594401               2,043
Clydesdale Nominees    HGB0125                                    700009301               2,320
Clydesdale Nominees    HGB0125                                    700066201               2,031
Clydesdale Nominees    HGB0125                                    700083201               1,512
Clydesdale Nominees    HGB0125                                    700106501               2,026
Clydesdale Nominees    HGB0225                                     59579802               3,534
Clydesdale Nominees    HGB0225                                     67355102                 966
Clydesdale Nominees    HGB0225                                     70160102               4,055
Clydesdale Nominees    HGB0225                                     70383302               9,481
Clydesdale Nominees    HGB0225                                     87093402               2,350
Clydesdale Nominees    HGB0225                                    120147102                 453
Clydesdale Nominees    HGB0325                                     70309403               1,877
Clydesdale Nominees    HGB0325                                     87093403               1,283
Clydesdale Nominees    HGB0625                                    100376906               5,000
Gerrard Nominees Limited                                             602133               1,250
Gerrard Nominees Limited                                             603216               1,000
Gerrard Nominees Limited                                             603856               1,250
Gerrard Nominees Limited                                             608459                 300
Gerrard Nominees Limited                                             610720               1,000
Gerrard Nominees Limited                                             611717               6,500
Gerrard Nominees Limited                                             615411               1,000
Gerrard Nominees Limited                                             620404                 600
Gerrard Nominees Limited                                             622124               1,500
Gerrard Nominees Limited                                             629038                 350
Gerrard Nominees Limited                                             630871               1,000
Gerrard Nominees Limited                                             631118              17,200
Gerrard Nominees Limited                                             633484               1,200
Gerrard Nominees Limited                                             635860               1,800
Gerrard Nominees Limited                                             637739                 600
Gerrard Nominees Limited                                             639311               2,000
Gerrard Nominees Limited                                             639353                 900
Gerrard Nominees Limited                                             640824               7,900
Gerrard Nominees Limited                                             642367               5,500
Gerrard Nominees Limited                                             642686                 600
Gerrard Nominees Limited                                             643975               4,500
Gerrard Nominees Limited                                             647291               2,300
Gerrard Nominees Limited                                             650668               4,000
Gerrard Nominees Limited                                             652198              10,800
Gerrard Nominees Limited                                             653035               3,300
Gerrard Nominees Limited                                             654151               2,000
Gerrard Nominees Limited                                             658574               2,500
Gerrard Nominees Limited                                             658729               1,400
Gerrard Nominees Limited                                             659442               1,750
Gerrard Nominees Limited                                             659792               1,370
Gerrard Nominees Limited                                             660137               1,640
Gerrard Nominees Limited                                             660302               3,500
Gerrard Nominees Limited                                             660318              48,000
Gerrard Nominees Limited                                             660430               1,040
Gerrard Nominees Limited                                             660632               2,100
Gerrard Nominees Limited                                             660758              16,500
Gerrard Nominees Limited                                             660851              14,000
Gerrard Nominees Limited                                             660968               9,630
Gerrard Nominees Limited                                             768557              10,300
Gerrard Nominees Limited                                             770101              21,590
Gerrard Nominees Limited                                             774160               1,400
Gerrard Nominees Limited                                             781271               7,000
Greig Middleton Nominees Limited (GM1)                                                1,317,166
Greig Middleton Nominees Ltd (GM3)                                 126066DA               3,100
Greig Middleton Nominees Ltd (GM3)                                 220805DN             208,683
Greig Middleton Nominees Ltd (GM3)                                 523475DN             220,000
INVESTORS BANK AND TRUST CO.                                                             98,160
INVESTORS BANK AND TRUST CO.                                                          1,934,249
INVESTORS BANK AND TRUST CO.                                                          2,953,867
INVESTORS BANK AND TRUST CO.                                                             77,015
INVESTORS BANK AND TRUST CO.                                                             89,302
INVESTORS BANK AND TRUST CO.                                                          1,048,649
INVESTORS BANK AND TRUST CO.                                                          7,562,157
INVESTORS BANK AND TRUST CO.                                                          2,584,545
INVESTORS BANK AND TRUST CO.                                                            178,762
INVESTORS BANK AND TRUST CO.                                                         11,594,740
INVESTORS BANK AND TRUST CO.                                                            615,456
INVESTORS BANK AND TRUST CO.                                                         17,705,553
INVESTORS BANK AND TRUST CO.                                                          1,214,777
INVESTORS BANK AND TRUST CO.                                                         54,953,459
INVESTORS BANK AND TRUST CO.                                                          2,952,234
INVESTORS BANK AND TRUST CO.                                                            725,040
INVESTORS BANK AND TRUST CO.                                                            792,560
INVESTORS BANK AND TRUST CO.                                                            321,774
INVESTORS BANK AND TRUST CO.                                                         28,480,496
INVESTORS BANK AND TRUST CO.                                                            337,456
INVESTORS BANK AND TRUST CO.                                                          3,470,440
JP MORGAN (BGI CUSTODY)                                               16331           2,851,605
JP MORGAN (BGI CUSTODY)                                               16338             686,111
JP MORGAN (BGI CUSTODY)                                               16341           6,263,245
JP MORGAN (BGI CUSTODY)                                               16341           1,595,088
JP MORGAN (BGI CUSTODY)                                               16342           1,457,169
JP MORGAN (BGI CUSTODY)                                               16344             527,399
JP MORGAN (BGI CUSTODY)                                               16345             882,396
JP MORGAN (BGI CUSTODY)                                               16400          74,235,337
JP MORGAN (BGI CUSTODY)                                               17011             196,540
JP MORGAN (BGI CUSTODY)                                               18408             489,223
JPMORGAN CHASE BANK                                                                     371,523
JPMORGAN CHASE BANK                                                                   1,005,419
JPMORGAN CHASE BANK                                                                   2,936,099
JPMorgan Chase Bank                                                                      11,971
JPMorgan Chase Bank                                                                   6,174,305
JPMorgan Chase Bank                                                                   1,219,384
JPMorgan Chase Bank                                                                   1,533,332
JPMorgan Chase Bank                                                                      92,770
JPMorgan Chase Bank                                                                   1,110,586
JPMorgan Chase Bank                                                                     580,644
JPMorgan Chase Bank                                                                     105,763
JPMorgan Chase Bank                                                                   1,649,932
JPMorgan Chase Bank                                                                      58,973
JPMorgan Chase Bank                                                                      55,450
JPMorgan Chase Bank                                                                     310,227
JPMorgan Chase Bank                                                                      62,238
JPMorgan Chase Bank                                                                     111,652
JPMorgan Chase Bank                                                                     567,605
JPMorgan Chase Bank                                                                      65,525
JPMorgan Chase Bank                                                                   1,247,480
JPMorgan Chase Bank                                                                      80,097
JPMorgan Chase Bank                                                                   1,138,731
JPMorgan Chase Bank                                                                     694,404
Master Trust Bank                                                                        71,561
Mellon Trust - US CUSTODIAN /                                                           801,476
Mellon Trust - US CUSTODIAN /                                                           454,658
MELLON TRUST OF NEW ENGLAND                                                             482,406
Mitsubishi Trust International                                                           49,572
Mitsui Asset                                                                            189,747
NORTHERN TRUST BANK - BGI SEPA                                                          258,810
NORTHERN TRUST BANK - BGI SEPA                                                        1,001,363
NORTHERN TRUST BANK - BGI SEPA                                                        1,203,738
R C Greig Nominees Limited                                                            9,466,000
R C Greig Nominees Limited a/c AK1                                                    3,021,354
R C Greig Nominees Limited a/c BL1                                                      640,290
R C Greig Nominees Limited a/c BL1                                      RES                 465
R C Greig Nominees Limited a/c CM1                                                      293,515
R C Greig Nominees Limited GP1                                                          876,422
R C Greig Nominees Limited SA1                                                          463,323
Reflex Nominees Limited                                                                   7,977
Reflex Nominees Limited                                                                   6,402
STATE STREET BANK & TRUST - WI                                                          912,141
STATE STREET BOSTON                                                                     861,101
STATE STREET BOSTON                                                                   5,861,768
STATE STREET TRUST OF CANADA -                                                          813,958
The Northern Trust Company - U                                                          575,181
Trust & Custody Services Bank                                                           114,570
Trust & Custody Services Bank                                                             7,298
UBS (Master)                                                                             14,708
ZEBAN NOMINEES LIMITED                                                                2,216,927

Total                                                                               420,891,667







                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  30 August 2006